Exhibit (a)(2)

Boise Inc.

1111 West Jefferson Street, Suite 200 PO Box 990050 Boise, ID 83799-0050

Alexander Toeldte

President and CEO

September 26, 2013

Dear Boise Stockholders:

We are pleased to report that Boise Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated September 16, 2013 (the “Merger Agreement”), with Packaging Corporation of America (“Parent”) and Bee Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Parent, which provides for the acquisition of the Company by Parent.

Under the terms of the Merger Agreement, Purchaser has commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (each, a “Share”), at a price per Share of $12.55 (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter.

Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight (Eastern Time) on October 24, 2013.

Upon the successful completion of the Offer, the Shares will be purchased by Purchaser. Thereafter, Purchaser will merge with and into the Company (the “Merger”), and all of the Shares not purchased in the tender offer (other than Shares held (i) by the Company or any wholly-owned subsidiary of the Company or by Parent, Purchaser or any of Parent’s other direct or indirect wholly-owned subsidiaries, which Shares will be cancelled and cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive $12.55 (or any greater per Share price paid in the Offer), without interest, and less any applicable withholding taxes.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s Board of Directors (the “Company Board”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed are Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.

Sincerely,

Alexander Toeldte

President and Chief Executive Officer